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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13E-3
                                (Amendment No. 3)

                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                              WIZTEC SOLUTIONS LTD.
                                (Name of Issuer)

                        CONVERGYS ISRAEL INVESTMENTS LTD.
                              CONVERGYS CORPORATION
                       (Name of Persons Filing Statement)

                 Ordinary Shares, New Israeli Shekel 1 Par Value
                         (Title of Class of Securities)

                                   M98105-105
                      (CUSIP Number of Class of Securities)


                             William D. Baskett III
                          General Counsel and Secretary
                              Convergys Corporation
                             201 East Fourth Street
                             Cincinnati, Ohio 45202
                                 (513) 723-2444
   (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Persons Filing Statement)

                                    COPY TO:

                                  Neil Ganulin
                               Frost & Jacobs LLP
                                 2500 PNC Center
                             Cincinnati, Ohio 45202
                                 (513) 651-6800

This statement is filed in connection with (check the appropriate box):

         a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
         b. [ ] The filing of a registration statement under the Securities Act of 1933.
         c. [X] A tender offer.
         d. [ ] None of the above.
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                                  INTRODUCTION

         Convergys Corporation, an Ohio corporation ("Parent"), and Convergys Israel Investments Ltd., a company limited by shares duly registered under the laws of the State of Israel and a wholly owned subsidiary of Parent ("Sub"), hereby amend and supplement their Transaction Statement on Schedule 13E-3 originally filed on April 1, 1999, as amended, with respect to the offer to purchase all of the outstanding Ordinary Shares, New Israeli Shekel 1 Par Value (the "Shares"), of Wiztec Solutions Ltd., a company limited by shares duly registered under the laws of the State of Israel (the "Company"), not already owned by Parent and Convergys Information Management Group Inc., a wholly owned subsidiary of Parent.

ITEM 10. INTEREST IN SECURITIES OF ISSUER.

          Item 10 of the Schedule 13E-3 is amended and supplemented by adding the following:

          At 12:00 midnight, Eastern Daylight Time, on April 28, 1999, the Offer expired. Based on preliminary information provided by the Depositary, approximately 4,829,939 Shares (or approximately 68.2% of the Shares outstanding), were validly tendered and not withdrawn pursuant to the Offer, including Shares tendered pursuant to notices of guaranteed delivery, and including 4,750,200 Shares tendered by Convergys Information Management Group Inc., an affiliate of Sub and 79,739 Shares tendered by shareholders not affiliated with Sub. Sub has accepted for payment all such Shares at the purchase price of $18.30 per Share, net to the Seller in cash.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

Item 17 of the Schedule 13E-3 is amended and supplemented by adding the following:

(d)(10)  Press Release, dated April 29, 1999.


                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 30, 1999              Convergys Israel Investments Ltd.



                                  By:  /s/ William D. Baskett III
                                       ---------------------------------
                                           William D. Baskett III
                                           Vice President


                                  Convergys Corporation



                                  By:  /s/ William D. Baskett III
                                       ---------------------------------
                                           William D. Baskett III
                                           General Counsel and Secretary



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                                  EXHIBIT INDEX
Exhibits

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(d)(10) Press Release dated April 29, 1999.